BERRY PLASTICS GROUP, INC
101 Oakley Street
Evansville IN 47710

December 12, 2016
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:   Melissa N. Rocha
      Tracey Houser

 RE:       Berry Plastics Group, Inc.
     Form 10-K for Fiscal Year Ended October 1, 2016
     Filed November 30, 2016
     Form 8-K Filed November 29, 2016
     File No. 1-35672

Dear Ms. Rocha and Ms. Houser:
Please find below the responses of Berry Plastics Group, Inc. (the "Company") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter of December 8, 2016 regarding the Company's Form 10-K for Fiscal Year Ended October 1, 2016 (the "Form 10-K").  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
Form 10-K for the Fiscal Year Ended October 1, 2016
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Results of Operations, page 16
1.  With reference to your letter dated March 7, 2016, please expand your disclosures to state the expected annual cost synergies and timing of those cost synergies from the AVINTIV acquisition.

We acknowledge the Staff's comment and in future filings the Company will disclose material cost synergies and timing of those cost synergies for completed acquisitions.  An example of such disclosure for fiscal 2016 Avintiv acquisition is as follows:

"The Company expects annual cost synergies of approximately $80 million from the Avintiv acquisition to be realized through fiscal 2017."

2.    Please expand your discussion and analysis of comprehensive income to provide a discussion of the factors that led to the losses recognized for your defined benefit pension and retiree health benefit plans for each period presented.

We acknowledge the Staff's comment and in future filings the Company will expand our comprehensive income disclosure to include all significant factors that impact our comprehensive income for each period presented.  An example of such disclosure for fiscal 2016 is as follows:

"The $197 million increase in comprehensive income from fiscal 2015 is primarily attributed to a $150 million increase in net income, $44 million decrease in currency translation losses, and a $12 million favorable change in the fair value of interest rate hedges, net of tax partially offset by an increase in unrealized losses on the Company's pension plans of $9 million, net of tax.  Currency translation losses are primarily related to non-U.S. subsidiaries with a functional currency other than the U.S. Dollar whereby assets and liabilities are translated from the respective functional currency into U.S. Dollars using period-end exchange rates.  The change in currency translation losses were primarily attributed to locations utilizing the Euro, Pound Sterling, and Brazilian Real as their functional currency.  Unrealized losses on pension plans in the current period were primarily attributable to actuarial losses from the reduction in the underlying discount rate and application of the new mortality tables.   As part of the overall risk management, the Company uses derivative instruments to reduce exposure to changes in interest rates attributed to the Company's floating-rate borrowings and records changes to the fair value of these instruments in Accumulated other comprehensive income.  The change in fair value of these instruments in fiscal 2016 versus fiscal 2015 is primarily attributed to a change in the forward interest curve between measurement dates."
3.    Please provide a comprehensive discussion of the material factors impacting your effective tax rate for each period presented. Using fiscal year 2016 as an example, please explain what the worthless investment is and how it resulted in a 2.9% reduction to the statutory tax rate for fiscal year 2016; disclose the amount of the foreign earnings that were repatriated with a confirmation that the repatriation was from current foreign earnings; and what the permanent foreign currency differences represent.

We acknowledge the Staff's comment and in future filings the Company will expand our disclosure to include all material factors impacting our effective tax rate for each period presented.  Please see below for an example of our disclosure for fiscal 2016.
"Our effective tax rate was 23% in Fiscal 2016.  Our Fiscal 2016 effective tax rate was lower than the U.S. federal statutory rate of 35% primarily due to 5% from the adoption of the new share-based compensation accounting standard  related to excess tax benefit deductions, 5% from lower tax rates in foreign jurisdictions, 3% from the U.S. research and development credit, 3% from a deemed liquidation of an investment which resulted in a worthless stock deduction, and 3% from the realization of foreign currency losses on the conversion of intercompany debt (not expected to be repaid in the foreseeable future) to equity.  These favorable items were partially offset by increases of 3% from U.S. state income taxes and 2% from the inclusion of foreign income for amounts subject to Subpart F and Section 956 of the US tax code."
In response to the question regarding the amount of foreign earnings that were repatriated, the company is permanently reinvested with respect to its foreign earnings and did not repatriate any foreign earnings in fiscal 2016 but does have an income inclusion for amounts subject to Subpart F and Section 956 which result in certain foreign earnings being subject to U.S. taxes as noted in the revised disclosure above.

Liquidity and Capital Resources, page 21

4.    Please begin the reconciliation for adjusted EBITDA with net income. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the Staff's comment and in future filings the Company will begin the reconciliation for adjusted EBITDA with net income.

13. Segment and Geographic Data, page 53

5.    Please tell us your consideration of the guidance in ASC 280-10-50-40 to provide revenue from external customers for each product or each group of similar products for each period presented. In this regard, we note that you reorganized your segment reporting to market-facing divisions per the first quarter of fiscal year 2016 conference call discussion. We further note your reference throughout your discussion of your results of operations that a change in product mix impacted each of your reportable segments' operating results.

We acknowledge the Staff's comment and in future filings the Company will include product line revenues within our Segment and Geographic data disclosure.  An example of such disclosure for fiscal 2016 is as follows:
2016
Net sales:
Rigid Open Top	38%
Rigid Closed Top	51%
Other	11%
Consumer Packaging	100%

Health	19%
Hygiene	47%
Specialties	34%
Health, Hygiene & Specialties	100%

Core Films	53%
Retail & Industrial	47%
Engineered Materials	100%

Form 8-K Filed November 29, 2016

6.    Please ensure that you are not presenting non-GAAP measures more prominently than the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K throughout your earnings press release. For example, we note your presentation of adjusted free cash flow for fiscal year 2016 without the presentation of cash flow from operations for fiscal year 2016 along with use of descriptive characterizations of adjusted free cash flow. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the Staff's comment and in future filings the Company will ensure all non-GAAP measures are preceded by the most directly comparable GAAP measure.

7.    We note that you present the ratio of net debt to adjusted EBITDA without presenting the ratio calculated using the most comparable GAAP amounts. Please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present this ratio on a GAAP basis with equal or greater prominence. Otherwise, if you are presenting the ratio as a material debt covenant, please provide the disclosures required by Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also tell us why your disclosures at the end of the earnings press release state you are presenting adjusted EBITDA and net debt for purposes of evaluating your liquidity and performance.

We acknowledge the Staff's comment and in future filings will exclude the ratio of net debt to adjusted EBITDA.  In addition, we will adjust our Form 8-K footnote disclosures related to adjusted EBITDA to clarify it is used by our lenders for debt covenant compliance purposes and will remove the references to "liquidity and performance".

8.    Please reconcile operating EBITDA at the reportable segment level from operating income at the reportable segment level in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. See Questions 104.01, 104.02, and 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the Staff's comment and in future filings will change the table presentation to more clearly present our reconciliation from operating income to operating EBITDA at the reportable segment level.  An example of such disclosure for fiscal 2016 is as follows:

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$2,276	$2,259	$1,462	$6,489

Operating income	$225	$169	$187	$581
Depreciation and amortization	260	192	73	525
Restructuring and impairment charges	9	20	3	32
Business optimization costs	14	42	16	72
Operating EBITDA	$508	$423	$279	$1,210

9.    Please expand footnote (1) and (4) to the segment information presentation to explain specifically what "acquisition sales" and "acquisition operating EBITDA" represents and why the information is being presented. Please present the most comparable GAAP measure for acquisition operating EBITDA with equal or greater prominence and a reconciliation from the most comparable GAAP measure in accordance with Items 10(e)(1)(i)(a) and (b) of Regulation S-K. Please also see the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the Staff's comment and in future filings will clarify within the explanatory footnotes that inclusion of any "acquisition" figure represents the historical results from acquisitions for the comparable prior year period and is only intended to be for informative purposes when comparing results between presented periods.  Going forward we will also present a reconciliation, in tabular format, for all Non-GAAP "acquisition" measures beginning with the most comparable GAAP measure reconciling down to the Non-GAAP measure presented.

10.   Please tell us how you determined that it is appropriate to present net sales and operating EBITDA on a combined basis. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We acknowledge the Staff's comment and in future filings will not combine the historical reported results of the Company and the historical reported results of our acquisitions for either GAAP or Non-GAAP measures.

11.   Please include a footnote to disclose what costs are included in the other non-cash charges adjustment.

We acknowledge the Staff's comment and in future filings will add a footnote to disclose what costs are include in the other non-cash number.  An example of such disclosure for fiscal 2016 is as follows:

"Other non-cash charges primarily includes $20 million of stock compensation expense and an $11 million step-up of inventory to fair value related to the Avintiv acquisition."

12.  We note your statements that Adjusted EBITDA, adjusted free cash flow, and net debt are "useful to an investor in evaluating [y]our liquidity and performance". Please reconcile Adjusted EBITDA from net cash from operating activities in addition to net income and adjusted free cash flow from net income in addition to net cash from operating activities in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. Please expand your disclosures regarding the usefulness of these measures to investors to clarify how adjusted EBITDA and adjusted free cash flow are useful to investors as performance measures and also how these two measures are useful to investors as liquidity measures. Please tell us how net debt is useful to investors as a performance measure.

We acknowledge the Staff's comment and in future filings will (1) exclude the inclusion of net debt, (2) adjust our disclosures related to adjusted EBITDA to clarify it is used by our lenders for debt covenant compliance purposes and will remove the references to "liquidity and performance", and (3) will clarify adjusted free cash flow is only a liquidity measure and will include the following footnote disclosure:

"We define "Adjusted free cash flow" as cash flow from operating activities less additions to property, plant and equipment and payments under the tax receivable agreement. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted free cash flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company's liquidity."

* * * *

Please contact me (812-424-2904) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.
Sincerely,

By:	/s/ Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.